UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For December 13, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

LOSS-OF-LIFE INCIDENT AT KUSASALETHU

Johannesburg, Monday, 13 December 2021. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to report that one of its employees tragically lost their life following a winch-related incident on Friday morning. The incident occurred at its Kusasalethu mine, near Carletonville, in the Gauteng province.

Mining activities in the whole operation were stopped until the areas were declared safe. The affected area has remained closed pending an in-loco inspection into the cause of the incident. The relevant authorities have been informed and the family of the deceased colleague will receive the necessary support and counselling.

“The board, executives and management of Harmony are deeply saddened by this tragic incident. We are doing our utmost to ensure these incidents do not occur and continually strive to improve the safety culture throughout all our operations. Safety is a core value at Harmony and remains a priority as we seek to eliminate work related injuries and accidents. We extend our heartfelt condolences to the families, friends and colleagues of the deceased.” said Peter Steenkamp, chief executive officer of Harmony.

Ends.

For more details contact:

Sihle Maake
Head of Communications
+27 (0)83 722 5467 (mobile)

Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120

or

Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

13 December 2021
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 13, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director